Exhibit 99.2

VCI Global Limited and Subsidiaries
BVI Registration Number: 2035574

Interim Unaudited Condensed Consolidated Financial Statements

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

Interim unaudited condensed consolidated statements of financial position

	Note	As of June 30, 2025 (Unaudited)		As of December 31, 2024 (Audited)
		RM	US$	RM	US$
ASSETS

Non-current assets
Financial assets measured at fair value through other comprehensive income	4	427,165,899	101,399,553	127,618,662	28,547,482
Property and equipment	6	4,710,985	1,118,282	2,561,914	573,084
Right-of-use of assets	7	2,116,231	502,345	539,443	120,670
Intangible assets	8	50,434,873	11,972,102	32,583,106	7,288,633
Loan receivables	11	72,092,633	17,113,166	29,336,072	6,562,292
Total non-current assets		556,520,621	132,105,448	192,639,197	43,092,161

Current assets
Trade and other receivables	10	155,103,358	36,818,040	134,153,017	30,009,175
Loan receivables	11	76,493,916	18,157,931	45,971,489	10,283,529
Tax recoverable		462,548	109,799	330,702	73,976
Cash and bank balances	12	9,642,860	2,288,998	36,214,258	8,100,899
Total Current assets		241,702,682	57,374,768	216,669,466	48,467,579

Total assets		798,223,303	189,480,216	409,308,663	91,559,740

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	13	39,327,349	9,335,426	19,737,412	4,415,133
Warrant liabilities	16	140,304	33,305	148,887	33,305
Lease liabilities	14	650,739	154,471	368,501	82,431
Bank and other borrowings	15	600,000	142,426	717,300	160,455
Amount due to related parties	30	16,409,663	3,895,284	2,177,580	487,111
Contract liabilities	17	48,168,158	11,434,035	-	-
Total current liabilities		105,296,213	24,994,947	23,149,680	5,178,435

Non-current liabilities
Lease liabilities	14	1,520,784	361,000	167,879	37,553
Bank and other borrowings	15	-	-	98,059	21,936
Total non-current liabilities		1,520,784	361,000	265,938	59,489

Total liabilities		106,816,997	25,355,947	23,415,618	5,237,924

Capital and reserves
Share capital	18	646,323,840	153,422,708	341,516,993	76,395,175
Capital reserve	19	6,532,560	1,550,682	6,532,560	1,461,292
Fair value reserve	20	(4,193,493)	(995,440)	(2,148,458)	(480,596)
Translation reserve	21	(22,701,463)	(5,388,815)	(4,387,851)	(981,534)
Retained earnings		65,450,683	15,536,516	44,385,412	9,928,734
Attributable to equity owners of the Company		691,412,127	164,125,651	385,898,656	86,323,071
Non-controlling interests		(5,821)	(1,382)	(5,611)	(1,255)
Total equity		691,406,306	164,124,269	385,893,045	86,321,816

Total equity and liabilities		798,223,303	189,480,216	409,308,663	91,559,740

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

Interim unaudited condensed consolidated statements of comprehensive income

	Note	Six months ended June 30, 2025		Six months ended June 30, 2024
		RM	US$	RM	US$
Revenue		78,963,971	18,744,266	61,483,330	13,033,862
Revenue – related party		-	-	3,268,262	692,839
Total revenue	22	78,963,971	18,744,266	64,751,592	13,726,701

Other income	23	1,714,372	406,953	491,401	104,172
Cost of services	24	(15,431,359)	(3,663,057)	(3,981,563)	(844,052)
Depreciation of property and equipment and right-of-use assets	6&7	(871,637)	(206,907)	(510,568)	(108,235)
Amortization of intangibles assets	8	(995,845)	(236,391)	-	-
Directors’ fees	25	(14,748,787)	(3,501,030)	(10,672,584)	(2,262,483)
Employee benefits expenses	25	(11,010,726)	(2,613,698)	(7,705,426)	(1,633,475)
Provision for allowance for expected credit losses on trade and other receivables		(3,377,614)	(801,769)	(368,459)	(78,110)
Provision for allowance for expected credit losses on loan receivables		(117,029)	(27,780)	-	-
Rental expenses	29	(200,895)	(47,688)	(269,160)	(57,059)
Legal and professional fees		(4,469,259)	(1,060,901)	(3,531,157)	(748,571)
Finance cost	26	(50,012)	(11,872)	(28,786)	(6,102)
Other operating expenses	27	(9,760,217)	(2,316,855)	(11,935,191)	(2,530,143)
Profit before income tax		19,644,963	4,663,271	26,240,099	5,562,643
Income tax expense	28	-	-	(826,402)	(175,189)
Profit for the period		19,644,963	4,663,271	25,413,697	5,387,454

Other comprehensive income/(loss):
Currency translation arising from consolidation		(18,313,612)	(4,347,239)	-	-
Fair value adjustment on financial assets measured at fair value through other comprehensive income		(624,937)	(148,346)	(5,536,577)	(1,173,700)
Transfer upon disposal of equity instruments		(1,420,098)	(337,099)	(7,018,825)	(1,487,922)
Total comprehensive (loss)/income for the period		(713,684)	(169,412)	12,858,295	2,725,832

Profit attributable to:
Equity owners of the Company		19,645,173	4,663,321	27,909,404	5,916,519
Non-controlling interests		(210)	(50)	(2,495,707)	(529,065)
Total		19,644,963	4,663,271	25,413,697	5,387,454

Total comprehensive income attributable to:
Equity owners of the Company		(713,474)	(169,362)	15,354,002	3,254,897
Non-controlling interests		(210)	(50)	(2,495,707)	(529,065)
		(713,684)	(169,412)	12,858,295	2,725,832

Earnings per share - Basic and diluted		212.40	50.42	1,190.50	252.38

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

EARNINGS PER SHARE

	June 30,
	2025	2024
Weighted average number of ordinary shares used in computing earnings – basic and diluted*	92,488	21,347

*	Giving retroactive effect to 1 to 49 reverse share split effected on November 5, 2024, 1 to 20 reverse share split effected on April 3, 2025, and 1 to 30 reverse share split effected on September 16, 2025.

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

Interim unaudited condensed consolidated statements of changes in equity

			Attributable to equity owners of the Company
		Share capital	Capital reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RM	RM	RM	RM	RM	RM	RM	RM
Balance at January 1, 2024		44,009,131	6,532,560	1,676,880	2,696,335	42,147,317	97,062,223	(4,092,360)	92,969,863

Profit for the period		-	-	-	-	27,909,404	27,909,404	(2,495,707)	25,413,697

Fair value change on financial assets, at fair value through other comprehensive income		-	-	(7,018,825)	-	-	(7,018,825)	-	(7,018,825)

Transfer upon disposal of equity instruments		-	-	-	-	(5,536,577)	(5,536,577)	-	(5,536,577)

Exchange differences on translating foreign operations		-	-	-	2,792,438	(15,140)	2,777,298	-	2,777,298

Total comprehensive income for the period		-	-	(7,018,825)	2,792,438	22,357,687	18,131,300	(2,495,707)	15,635,593

Increase in non-controlling interest		-	-	-	-	-	-	618,924	618,924

Issuance of share capital		127,576,897	-	-	-	-	127,576,897	-	127,576,897

Balance at June 30, 2024		171,586,028	6,532,560	(5,341,945)	5,488,773	64,505,004	242,770,420	(5,969,143)	236,801,277

Balance at January 1, 2025		341,516,993	6,532,560	(2,148,458)	(4,387,851)	44,385,412	385,898,656	(5,611)	385,893,045

Profit for the period		-	-	-	-	19,645,173	19,645,173	(210)	19,644,963

Fair value change on financial assets, at fair value through other comprehensive income		-	-	(624,937)	-	-	(624,937)		(624,937)

Transfer upon disposal of equity instruments		-	-	(1,420,098)	-	1,420,098	-	-	-

Exchange differences on translating foreign operations		-	-	-	(18,313,612)	-	(18,313,612)	-	(18,313,612)

Total comprehensive loss for the period		-	-	(2,045,035)	(18,313,612)	(21,065,271)	(706,624)	(210)	(706,414)

Issuance of share capital		304,806,847	-	-	-	-	304,806,847	-	304,806,847

Balance at June 30, 2025		646,323,840	6,532,560	(4,193,493)	(22,701,463)	65,450,683	691,412,127	(5,821)	691,406,306

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

Interim unaudited condensed consolidated statements of cash flows

	Note	Six months ended June 30, 2025		Six months ended June 30, 2024
		RM	US$	RM	US$
Operating activities
Profit before income tax		19,644,963	4,663,271	26,240,099	5,562,643
Adjustments for:
Provision for allowance for expected credit losses on trade receivables		3,377,614	801,769	368,459	78,110
Provision for allowance for expected credit losses on loan receivables		117,029	27,780	-	-
Non-cash revenue		(24,925,703)	(5,916,800)	(26,888,040)	(5,700,000)
Reversal on impairment allowance of trade receivables		-	-	(64,384)	(13,649)
Reversal on impairment allowance of other receivables		(625,137)	(148,393)	-	-
Bad debt written-off		-	-	889	189
Unrealised foreign exchange gain		-	-	(95,198)	(20,182)
Depreciation of property and equipment		222,546	52,827	178,319	37,802
Depreciation of ROU		649,091	154,080	332,249	70,433
Amortisation of intangible assets		995,845	236,391	-	-
Share based payment		1,644,554	390,380	-	-
Share option expenses		1,690,755	401,347	-	-
Director fee paid in shares		14,576,071	3,460,031	5,969,039	1,265,377
Professional fees		1,098,219	260,692	1,419,630	300,948
Loss on disposal of financial assets, at fair value through profit and loss		(138,570)	(32,893)	-	-
Interest expense		49,958	11,859	28,773	6,102
Interest income		(19,435)	(4,613)	(3,771)	(799)
Operating cash flow before movement in working capital		18,357,800	4,357,728	7,486,063	1,586,974
Trade receivables		(25,325,004)	(6,011,585)	(22,445,321)	(4,758,187)
Other receivables		20,414,035	4,845,832	(5,908,844)	(1,252,617)
Deposits and prepayment		(3,774,718)	(896,033)	1,189,669	252,198
Loan receivables		(73,396,017)	(17,422,560)	(26,570,247)	(5,632,631)
Trade and other payables		19,819,810	4,704,776	1,642,931	348,285
Contract liabilities		48,168,158	11,434,035	-	-
Cash generated from/(used in) operations		4,264,064	1,012,193	(44,605,749)	(9,455,978)
Income tax paid		(182,492)	(43,319)	(371,443)	(78,742)
Net cash generated from/(used in) operating activities		4,081,572	968,874	(44,977,192)	(9,534,720)

Investing activities
Acquisition of property and equipment		(2,562,064)	(608,176)	(746,681)	(158,289)
Purchase of intangible assets		(20,681,021)	(4,909,208)	(3,137,840)	(665,191)
Interest received		19,435	4,613	3,771	799
Acquisition of financial assets measured at fair value through other comprehensive income		(178,176,667)	(42,295,124)	-	-
Proceeds from disposal of financial assets measured at fair value through other comprehensive income		9,680,659	2,297,970	9,011,505	1,910,350
Net cash used in investing activities		(191,719,658)	(45,509,925)	5,130,755	1,087,669

Financing activities
Proceeds from issuance of share capital		160,514,477	38,102,518	29,107,413	6,170,485
Proceeds from following public offering, net of issuance costs		-	-	10,915,837	2,314,050
Interest paid		(49,958)	(11,859)	(28,773)	(6,102)
Repayment of bank borrowings		(39,100)	(9,281)	(77,519)	(16,433)
Advance to/from related parties		14,007,428	3,325,048	(1,300,359)	(275,663)
Repayment of operating lease		(635,970)	(150,965)	(318,225)	(67,461)
Contribution from non-controlling interest		-	-	618,924	131,206
Net cash generated from financing activities		173,796,877	41,255,461	38,917,298	8,250,082

Net decrease in cash and cash equivalents		(13,841,209)	(3,285,590)	(929,139)	(196,969)
Effect of foreign exchange		(12,730,189)	(2,526,311)	2,164,575	431,472
Cash and bank balances at beginning of the period		36,214,258	8,100,899	4,637,279	1,010,455
Cash and bank balances at end of the period		9,642,860	2,288,998	5,872,715	1,244,958

	Note	Six months ended June 30, 2025		Six months ended June 30, 2024
		RM	US$	RM	US$
Supplemental non-cash flows information

Non-cash operating activities
Non-cash revenue		(24,925,703)	(5,916,800)	(26,888,040)	(5,700,000)
Professional fees		1,098,219	260,692	1,419,630	300,948
Share based payment		1,644,554	390,380	-	-
Share option expenses		1,690,755	401,347	-	-
Director fee paid in shares		14,576,071	3,460,031	5,969,039	1,265,377

Non-cash investing activities
Acquisition of financial assets measured at fair value through other comprehensive income (Quantgold Data Group Limited), as disclosed in Note 4 (8)		126,381,000	30,000,000	-	-
Acquisition of financial assets measured at fair value through other comprehensive income (Sagtec Global Limited), as disclosed in Note 4 (3)		8,917,443	2,116,800

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and reorganization

VCI Global Limited was incorporated in the British Virgin Islands on April 29, 2020. The registered office of the Company is situated at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The principal place of business of the Company is situation at Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange, 55188 Kuala Lumpur, Malaysia.

The Group structure which represents the operating subsidiaries and dormant companies as follow:

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Company and its subsidiaries are in the table as follows:

	Percentage of effective ownership
Name	Date of incorporation	June 30, 2025	December 31, 2024	Place of incorporation	Principal activities
		%	%
VCI Global Limited	29.04.2020	100	100	British Virgin Island	Holding company.
V Capital Kronos Berhad	01.09.2020	100	100	Malaysia	Holding company.
VCI Global Brands Sdn. Bhd.	19.08.2014	100	100	Malaysia	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory.
Accuventures Sdn Bhd	22.06.2015	100	100	Malaysia	Provision of technology development, computer software programming and holding company.
Credilab Sdn Bhd	26.08.2020	100	100	Malaysia	Carry on licensed money lending activities, consulting, information technology development, and computer software programming.
V Capital Advisory Sdn Bhd	12.02.2018	100	100	Malaysia	Provision of corporate and business advisory in relation to corporate listing exercise, equity investment, corporate restructuring, merger and acquisition and corporate finance.
V Capital Quantum Sdn Bhd	18.01.2018	100	100	Malaysia	Provision of information technology development, business consultancy services and holding company.
V Capital Consulting Limited	01.03.2016	100	100	British Virgin Island	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory.
Generative AI Sdn Bhd	21.07.2023	100	100	Malaysia	Provision of Artificial Intelligence, image processing, communication, networking & process control software services.
Imej Jiwa Communication Sdn Bhd	29.10.2012	-	100	Malaysia	Provision of investor relation consultation services.
AB Management and Consultancy Services Sdn Bhd	04.05.2020	93.34	93.34	Malaysia	Holding company.
V Capital Real Estate Sdn Bhd	05.07.2021	100	100	Malaysia	Provision of real estate management consultancy services.
VCI Robotics Sdn Bhd (formerly known as VCI Wootzano Robotics Sdn Bhd)	12.10.2021	100	100	Malaysia	Dormant.
VCI Energy Sdn Bhd	12.11.2021	100	100	Malaysia	Dormant.
VCI Global Brands Limited	29.04.2020	100	100	British Virgin Island	Holding company
V Galactech Sdn Bhd	12.01.2022	100	100	Malaysia	Provision of information technology development.
V Capital Real Estate Limited	08.02.2024	100	100	British Virgin Island	Holding company
V Capital Consulting Group Limited	24.12.2024	100	100	British Virgin Island	Holding company.
V Gallant Limited (formerly known as VC AI Limited)	19.08.2024	100	100	British Virgin Island	Holding company.
VC AI Sdn Bhd	16.12.2024	100	100	Malaysia	Holding company
Quantgold Data (Malaysia) Sdn Bhd (formerly known as AI Computer Center Malaysia Sdn Bhd)	12.07.2024	100	100	Malaysia	Dormant.
V Gallant Sdn Bhd	18.09.2024	100	100	Malaysia	Trading of high-performance servers, information technology hardware
Smart Bridge Technology Limited (formerly known as VCI Technologies Limited)	13.05.2024	100	100	British Virgin Island	Provision of information technology development.
Aisecure Limited	09.01.2025	100	-	British Virgin Island	Dormant
Cyclone Security Sdn Bhd	17.12.2024	100	-	Malaysia	Dormant
VCI Energy Limited	05.02.2025	100	-	British Virgin Island	Dormant
VCI Global (Singapore) Pte Ltd	10.03.2025	100	-	Singapore	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Principal activities

The Company is a holding company. The principal activities of the Company and its subsidiaries (collectively referred to as the “Company” or “the Group”) are the provision of business strategy consultancy and technology development solution consultancy.

2	MATERIAL ACCOUNTING POLICIES

BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements of the Company has been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, have been omitted pursuant to those rules and regulations. The unaudited interim condensed financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the audited consolidated financial statements of the Company for the year ended December 31, 2024 (“Annual Financial Statement”).

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited interim condensed consolidated statements of financial position as of June 30, 2025, unaudited interim condensed consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for the six months ended June 30, 2025 and 2024, as applicable, have been made. The unaudited results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

BASIS OF CONSOLIDATION

(a)	Consolidation

Subsidiary corporations are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiary corporations are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In preparing the unaudited interim condensed consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiary corporations have been changed where necessary to ensure consistency with the policies adopted by the Company.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Non-controlling interests comprise the portion of a subsidiary corporation’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the unaudited interim condensed consolidated statements of comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the unaudited interim condensed consolidated financial statements of the Company are a continuation of the acquired entities and is accounted for as follows:

(i)	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

(ii)	The Company will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

(iii)	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve or deficit.

(b)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Company.

The consideration transferred for the acquisition of a subsidiary corporation or business comprises the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transfer also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(c)	Disposals

When a change in the Company’s ownership interest in a subsidiary corporation result in a loss of control over the subsidiary corporation, the assets and liabilities of the subsidiary corporation including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost, and its fair value is recognized in profit or loss.

(d)	Transactions with non-controlling interests

Changes in the Company’s ownership interest in a subsidiary corporation that do not result in a loss of control over the subsidiary corporation are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

CONVENIENCE TRANSLATION

Translations of amounts in the unaudited interim condensed consolidated statement of financial position, unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, and unaudited interim condensed consolidated statement of cash flows from RM into USD as of and for the year ended June 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = RM4.2127, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

FINANCIAL ASSETS

(a)	Classification and measurement

The Company classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Company’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

Financial assets at fair value through other comprehensive income (“FVTOCI”) are equity securities which are not held for trading but more for strategic investments or debt securities where contractual cash flows are solely principal and interest and the objective of the Company’s business model is achieved both by collecting contractual cash flow and selling financial assets.

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination.

Investments in equity instruments as at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income (“OCI”) and accumulated in the retained earnings. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

At subsequent measurement - Debt instrument

Debt instruments mainly comprise of cash and cash equivalents and other receivables (excluding prepayments).

Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

(b)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Company commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss, all other financial liabilities are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

WARRANT LIABILITIES

Warrant liabilities are initially recognised at fair value on the date of issuance and subsequently carried at its fair value. Changes in fair value are recognised in the profit or loss. When the Company issues equity instruments to extinguish all or part of the liability, a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of financial liability and the fair value of the equity instruments issued.

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

PROPERTY AND EQUIPMENT

(a)	Measurement

(i)	Property and equipment

Property and equipment are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Components of costs

The cost of an item of property and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

(b)	Depreciation

Depreciation on other items of property and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as followed;

Office renovation	-	10 years
Office equipment	-	5 years
Furniture and fittings	-	5 years
Computer and software	-	10 years
Right of use asset - premise	-	3 years
Right of use asset - motor vehicles	-	10 years

Work-in-progress is not depreciated as these assets are not yet in use as at the end of the financial year.

The residual values estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognized in profit or loss when the changes arise.

(c)	Subsequent expenditure

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

(d)	Disposal

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss.

INTANGIBLE ASSETS

Software development costs are recognised in profit or loss as incurred.

An intangible asset arising from development is recognised when the following criteria are met:

●	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

●	management intends to complete the intangible asset and use or sell it;

●	there is an ability to use or sell the asset;

●	it can be demonstrated how the intangible asset will generate future economic benefits;

●	adequate resources to complete the development and to use or sell the intangible asset are available; and

●	the expenditures attributable to the intangible asset during its development can be reliably measured.

Other development costs that do not meet these criteria are recognised in profit or loss as incurred. Development costs previously recognised as an expense are not recognised as an intangible asset in a subsequent period.

Capitalised development costs are measured at cost less accumulated amortisation and accumulated impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Impairment of Non-Financial Assets.

Software development costs are amortised on straight-line basis based on the estimated useful lives of three to five years.

The useful lives and amortisation methods are reviewed at the end of each reporting period.

REVENUE RECOGNITION

Revenue is recognised to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the Company uses a five-step approach to recognise revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognise revenue when (or as) the Company satisfies a performance obligation

The Company recognises revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognised overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct service.

a)	Business Strategy Consultancy

Business strategy consultancy services primarily included listing advisory for IPO services, and non-IPO services such as advisory, investors relations and boardroom strategies consultancy. The revenues generated from business strategy consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

Our contracts for listing advisory for IPO services are typically within 12 to 18 months in duration. Revenue is recognised over time. When contractual billings represent an amount that corresponds directly with the value provided to the client, revenues are recognised as amount become billable in accordance with the contract terms. Revenues from fixed-priced contracts are generally recognised using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the client.

When the Company is acting as a principal, the Company accounts for the revenue generated from IPO services on a gross basis as the Company is primarily responsible for fulfilling the promise to provide the specified services to customer, which the Company has control over the services rendered and also obtain substantially all the benefits. In making this determination, the Company assesses whether it is primarily obligated in these transactions, is subject to credit risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with IFRS 15. The Company determined that it is primarily responsible for fulfilling the promised service as the Company has contractual obligation to engage various professional parties involved in the IPO, as well as settlement of professional fees to these professional parties.

For non-IPO services such as advisory and solutions, investors relations and boardroom strategies consultancy, revenue is recognized at a point in time when services has been rendered and accepted by customers, and there is no unfulfilled obligation from the Company.

No element of financing is deemed present as typical payment term is 30 days from the date of issuance of invoice.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

b)	Technology development

Technology development, solutions and consultancy primarily included digital development, fintech solution and software solutions.

Technology development

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company designs system is based on clients’ specific needs which require the Company to perform services including design/redesign, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Company assesses that software development services are considered as a performance obligation. The duration of the development period is usually six months to two years.

The Company’s system development service revenues are generated primarily from contracts with clients across sectors. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of the contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company’s revenue from technology development contracts is generally recognized over time. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes six months to two years. Under this method, the Company could appropriately measure the fulfilment of a performance obligation. Assumptions, risks, and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables, and deferred revenues at each reporting period.

Solutions and consultancy

Revenue from solutions and consulting services is primarily comprised of fixed-fee contracts, which require the Company to provide professional solutions and consulting services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to clients. Billings to the clients are generally on a monthly or quarterly basis over the contract term, which is typically 6 to 12 months. The solutions and consulting services contracts typically include a single performance obligation. The revenue from solutions and consulting services is recognized over the contract term.

c)	Interest income

Interest income received from loans arrangements to other entities and individuals. Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Company reduces the carrying amount to its recoverable amount, being the estimated future cashflow discounted at original effective interest rate of the instrument, and thereafter amortising the discount as interest income.

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, deposits with banks and financial institutions and fixed deposits which are subject to an insignificant risk of change in value.

INCOME TAX

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities except for investment properties. Investment property measured at fair value is presumed to be recovered entirely through sale.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Company accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

FOREIGN CURRENCY TRANSACTIONS

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements are presented in Ringgit Malaysia (“RM”), which is the functional currency of the Company and the presentation currency of the Company.

The value of foreign currencies including, the US Dollar (“US$”), may fluctuate against the RM. Any significant variations of the aforementioned currencies relative to the RM may materially affect the Company’s financial condition in terms of reporting in RM. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,	June 30,
	2024	2024	2025
RM to US$ at the end of the period	4.4704	4.7172	4.2127
RM to US$ average rate	4.5606	4.7321	4.3561

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. However, in the consolidated financial statements, currency translation differences arising from borrowings in foreign currencies and net investment in foreign operations, are recognized in other comprehensive income and accumulated in the currency translation reserve.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Company entities’ financial statements

The results and financial position of all the entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 2 to the interim unaudited condensed consolidated financial statements, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods.

Critical judgements in applying the Company’s accounting policies

There are no critical judgements, apart from those involving estimation (see below) that the management has made in the process of applying the Company’s accounting policy and that has the most significant effect on the amounts recognised in the interim unaudited condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below:

Fair value measurement of unquoted shares (Note 4 and 5)

In determining the fair value of the unquoted shares, the Company relies on the net asset values of the investee companies or independent valuation report.

The availability of observable inputs can vary from investment to investment. For certain investments classified under Level 3 of the fair value hierarchy, the valuation could be based on models or inputs that are less observable or unobservable in the market and the determination of the fair values require significant judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to occurrence of future events which could not be reasonably determined as at the balance sheet date.

Provision for allowance for ECL for trade receivables, other receivables and loan receivables

The Company uses a provision matrix to calculate ECLs for trade receivables, other receivables and loan receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward- looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

Depreciation of plant and equipment

The Company depreciates plant and equipment over their estimated useful lives after taking into account their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Company intends to derive future economic benefits from the use of the Company’s plant and equipment. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges.

Fair value of warrant liabilities

The Company accounts the warrants as financial liabilities in accordance with IFRS 9 Financial Instruments and IFRS 13 Fair Value Measurement, where the terms of the instruments do not meet the criteria for classification as equity under IAS 32 Financial Instruments: Presentation. The warrants are not considered equity instruments because they are cash-settled and include features such as anti-dilution provisions, which prevent them from being considered as “fixed-for-fixed” equity instruments.

Fair value of warrant liabilities are determined using Black Scholes option pricing model as valuation technique, which is suitable for instruments with complex features, including anti-dilution adjustments. Key valuation inputs include the Company’s share price, expected volatility, time to expiry, risk-free interest rate, and dividend yield, if applicable.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

4	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2024	June 30, 2025
	RM	RM	US$

At beginning of year	38,368,829	127,618,662	28,547,482
Addition	213,286,384	311,697,010	73,989,843
Reclassification from subsidiary to investment, FVOCI	320,030	-	-
Disposals	(77,345,259)	(11,100,757)	(2,635,069)
Fair value adjustment	(45,581,548)	(624,937)	(148,346)
Currency realignment	(1,429,774)	(424,079)	1,645,643
At end of year	127,618,662	427,154,899	101,399,553

	December 31, 2024	June 30, 2025
	RM	RM	US$
Quoted securities
- Treasure Global Inc.	1	-	-
- Founder Group Limited (1)	4,036,771	625,602	148,504
- Sagtec Global Limited (2)	-	7,549,158	1,792,000
	4,036,772	8,174,760	1,940,504

Unquoted securities
- GlobexUS Holdings Corp	6,705,600	6,921,300	1,642,961
- Sagtec Global Limited (2)	7,546,035	-	-
- Reveillon Group Limited (3)	108,883,214	284,739,998	67,590,856
- Elmu Group	1	1	-
- Marvis Inc	447,040	450,840	107,019
- Quantgold Data Group Limited (4)	-	126,879,000	30,118,213
	123,581,890	418,991,139	99,459,049
	127,618,662	427,165,899	101,399,553

Quoted securities

(1)	In December 2024, the Company acquired 700,000 ordinary shares in Founder Group Limited, an entity listed on Nasdaq Stock Exchange. During the financial period, the Company disposed 501,995 ordinary shares.

(2)	In October 2023, the Company received a total of 800,000 ordinary shares from Sagtec Global Limited as part of the consideration for the Company’s business consultancy services rendered. On March 7, 2025, Sagtec Global Limited was successfully listed in Nasdaq Capital Market. As a result, the investment was reclassified from unquoted security to a quoted security, and the Company subsequently revalued the shares to reflect the market price. At the same day, the Company acquired a total of 529,200 of ordinary shares from Sagtec Global Limited as part of the consideration for the Company’s business consultancy services rendered valued at US$ 2,116,800. On April 28, 2025, the Company disposed 529,200 shares to Sagtec Global Limited for US$1.59 million and have a loss on disposal of US$527 thousand.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Unquoted securities

(3)	In December 2024, the Company acquired approximately 13.53% equity interest (representing 8,118,827 ordinary shares) in Reveillon Group Limited, a company incorporated in the British Virgin Islands, for a consideration of US$24,356,481.

On March 3, 2025, the Company acquired an additional 13,130,000 ordinary shares of Reveillon Group Limited, representing approximately 21.88% equity interest, for a total consideration of US$39,390,000. Following this acquisition, the Company holds an aggregate 35.41% equity interest in Reveillon Group Limited.

The investment has been classified as an investment instead of equity accounting for an associate, as the Company does not have any significant influence, representation on the board of directors, or voting rights over key strategic or operational decisions of Reveillon Group.

The progressive acquisitions were undertaken as part of the Company’s strategy to increase its exposure to Reveillon Group, given management’s confidence in its long-term growth potential. Management believes that the investment is well-positioned to deliver attractive returns, particularly in anticipation of Reveillon Group’s potential listing on the Nasdaq market.

(4)	On June 26, 2025, the Company acquired approximately 20% of ownership interest in Quantgold Data Group Limited, an entity incorporated in British Virgin Islands, valued at US$ 30,000,000, through a share swap agreement.

5	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31, 2024	June 30, 2025
	RM	RM	US$
Quoted/Unquoted shares

At beginning of year	72,793	-	-
Disposal	(7,981)	-	-
Changes in fair value	(64,812)	-	-
Currency realignment	-	-	-
At end of year	-	-	-

The Company held an equity investment in Unique Fire Holding Berhad., with a carrying amount of RM7,981. In 2024, the Company disposed of the investment to a third party for a cash consideration of RM7,981.

The Company held an equity investment in Zero Carbon Farms Ltd., with a carrying amount of RM 64,812. In 2024, Zero Carbon Farms Ltd. has ceased business operation. As a result, the Company assessed the fair value of investment and loss of RM 64,812 was recognized in the profit or loss.

The above valuations are categorised under Level 3 of the fair value hierarchy, and are generally sensitive to the unobservable inputs. Any increase or decrease in transacted price would result in an increase or decrease in the fair value of the unquoted investments.

There are no transfers between Levels 1 and 2 and into or out of Level 3 during the year.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

6	PROPERTY, PLANT AND EQUIPMENT

	Office equipment	Fixtures and fittings	Office renovations	Computer & software	Machinery	Renovation in progress	Total
	RM	RM	RM	RM	RM	RM	RM
Cost
As of January 1, 2024	304,609	361,505	2,143,925	328,415	-	713,259	3,851,713
Additions	26,977	11,794	304,130	54,904	-	1,064,361	1,462,166
Disposals	(6,497)	-	-	(4,499)	-	(1,678,975)	(1,689,971)
Currency realignment	(2,075)	(276)	(10,697)	-	-	-	(13,048)
As of December 31, 2024	323,014	373,023	2,437,358	378,820	-	98,645	3,610,860
Additions	49,699	453,450	1,266,100	89,432	703,383	-	2,562,064
Disposal of controlling in subsidiaries	(46,261)	(54,827)	(141,092)	(55,893)	-	(98,645)	(396,718)
Currency realignment	(538)	(597)	(23,185)	(255)	-	-	(24,575)
As of June 30, 2025	325,914	771,049	3,539,181	412,104	703,383	-	5,751,631

Accumulated depreciation
As of January 1, 2024	58,903	137,717	369,999	86,971	-	-	653,590
Depreciation for the period	33,558	66,412	229,046	70,702	-	-	399,718
Disposal of controlling in subsidiaries	(1,237)	-	-	(1,516)	-	-	(2,753)
Currency realignment	(20)	(46)	(1,525)	(18)	-	-	(1,609)
As of December 31, 2024	91,204	204,083	597,520	156,139	-	-	1,048,946
Depreciation for the period	14,290	45,019	128,734	34,503	-	-	222,546
Disposal of controlling in subsidiaries	(38,269)	(45,596)	(112,264)	(29,893)	-	-	(226,022)
Currency realignment	(73)	(177)	(4,509)	(65)	-	-	(4,824)
As of June 30, 2025	67,152	203,329	609,481	160,684	-	-	1,040,646

Carrying amounts
As of December 31, 2024	231,810	168,940	1,839,838	222,681	-	98,645	2,561,914
As of June 30, 2025	258,762	567,720	2,929,700	251,420	703,383	-	4,710,985
As of June 30, 2025 (US$)	61,424	134,764	695,445	59,682	166,967	-	1,118,282

7	RIGHT-OF-USE ASSETS

	Office premises	Motor vehicles	Total
	RM	RM	RM
Cost

At January 1, 2024	1,591,284	275,542	1,866,826
Additions	-	-	-
At December 31, 2024	1,591,284	275,542	1,866,826
Addition	2,446,313	-	2,446,313
Disposal of controlling in subsidiaries	-	(275,542)	(275,542)
At June 30, 2025	4,037,597	-	4,037,597

Accumulated depreciation
At January 1, 2024	635,331	27,554	662,885
Charges	636,944	27,554	664,498
At December 31, 2024	1,272,275	55,108	1,327,383
Charges	649,091	-	649,091
Disposal of controlling in subsidiaries	-	(55,108)	(55,108)
At June 30, 2025	1,921,366	-	1,921,366

Carrying amount:
At December 31, 2024	319,009	220,434	539,443
At June 30, 2025	2,116,231	-	2,116,231
At June 30, 2025 (US$)	502,345	-	502,345

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

8	INTANGIBLE ASSETS

	Socializer Messenger Platform Software	AI-Powered Travel Platform Software	Credit service Management System	Finance Management System	Robotic Arm & Enterprise Robotics Management & AI Platform	Restaurant Online Ordering Management System	Other Software Package	Total
	RM	RM	RM	RM	RM	RM	RM	RM

Cost

At January 1, 2024	-	4,589,300	-	-	-	-	111,594	4,700,894
Additions	15,493,602	-	6,722,800	6,559,803	-	-	148,199	28,924,404
Written off	-	-	-	-	-	-	(11,382)	(11,382)
Currency realignment	-	(118,900)	-	-	-	-	-	(118,900)
At December 31, 2024	15,493,602	4,470,400	6,722,800	6,559,803	-	-	248,411	33,495,016
Additions	-	-	-	-	19,714,152	966,869	-	20,681,021
Currency realignment	(893,142)	(257,700)	(387,542)	(378,145)	-	-	-	(1,916,529)
At June 30, 2025	14,600,460	4,212,700	6,335,258	6,181,658	19,714,152	966,869	248,411	52,259,508

Accumulated depreciation:
At January 1, 2024	-	-	-	-	-	-	-	-
Charges	904,326	-	-	-	-	-	25,470	929,796
Currency realignment	(17,886)	-	-	-	-	-	-	(17,886)
At December 31, 2024	886,440	-	-	-	-	-	25,470	911,910
Charges	972,678	-	-	-	-	-	23,167	995,845
Currency realignment	(83,120)	-	-	-	-	-	-	(83,120)
At June 30, 2025	1,775,998	-	-	-	-	-	48,637	1,824,635

Carrying amount:
At December 31, 2024	14,607,162	4,470,400	6,722,800	6,559,803	-	-	222,941	32,583,106
At June 30, 2025	12,824,462	4,212,700	6,335,258	6,181,658	19,714,152	966,869	199,774	50,434,873
At June 30, 2025 (US$)	3,044,238	1,000,000	1,503,847	1,467,386	4,679,695	229,514	47,422	11,972,102

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Socializer Messenger Platform Software is an externally acquired solution from a third-party vendor. It is a highly secure messaging platform designed to safeguard users’ privacy and data from unauthorized access, surveillance, and cyberattacks. The platform employs end-to-end encryption, ensuring that only the sender and the intended recipient can access the messages. This software is initially recognized at cost and amortized on a straight-line basis over the useful life of 10 years.

The AI-Powered Travel Platform Software is an externally acquired solution from a third-party vendor. It utilizes artificial intelligence to personalize and optimize travel planning by suggesting destinations, planning itineraries, securing the best deals on flights and hotels, and providing real-time updates based on users’ preferences, behaviors, and travel histories. The software is in the final stage of development as of June 30, 2025 and expected to be completed in November 2025.

The Credit Service Management Software includes both externally purchased software and internally developed enhancements and modifications. It supports the Company’s loan operation activities by automating and streamlining processes such as capturing and processing loan applications, conducting credit assessments, managing approval workflows, assessing and mitigating credit risks, tracking repayments, calculating interest, managing overdue loans, issuing payment reminders, and generating reports for internal and regulatory purposes. The software is in the testing phase as of June 30, 2025, and is expected to be operational in September 2025.

The Finance Management System is an externally acquired solution from a third-party vendor that assists users in managing investment funds, including portfolio tracking, asset allocation, risk assessment, performance analysis, and compliance. It enables fund managers to make informed decisions and ensures transparency for investors. The software is in the final stage of development as of June 30, 2025, and expected to be completed in November 2025.

The Robotic Arm & Enterprise Robotics Management & AI Platform is an externally acquired technology from a third-party vendor. This is an integrated robotics ecosystem combining advanced robotic hardware, a centralized enterprise management system, and an AI-driven platform. Together, they enable intelligent automation, where robotic arms carry out precise tasks, managed and coordinated through enterprise-level software, and enhanced by AI that allows continuous learning, vision, and optimization. This software is in the development stage as of June 30, 2025, and expected to be completed in 2026.

Restaurant Online Ordering Management System is an external acquired software from third parties. This is digital platform that allows customers to browse a restaurant’s menu, place orders, and make payments online through a website or mobile app. This software is in the final stage of development as of June 30, 2025, and expected to be completed in Jan 2026.

Other Software Packages comprise the Robosale SaaS Platform software, Make-A-Wish app, and XVI websites, all of which were developed internally.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

9	DEFERRED TAX ASSETS

The following are the major deferred tax assets recognised by the Company and the movements thereon, during the current and prior reporting periods:

	December 31, 2024	June 30, 2025
	RM	RM	US$
Provisions:

At beginning of the year	339,650	-	-
Charge to profit and loss	(339,650)	-	-
At end of the year	-	-	-

10	TRADE AND OTHER RECEIVABLES

	December 31, 2024	June 30, 2025
	RM	RM	US$
Trade receivables
- Third parties	18,131,208	59,168,979	14,045,382
- Related parties	-	-	-
	18,131,208	59,168,979	14,045,382
Less: Provision for allowance for expected credit losses - trade receivables	(2,097,071)	(5,208,431)	(1,236,364)
	16,034,137	53,960,548	12,809,018

Other receivables	71,482,014	51,213,736	12,156,986
Less: Provision for allowance for expected credit losses - other receivables	(1,637,988)	(1,022,279)	(242,666)
	69,844,026	50,191,457	11,914,320

Deposits	749,474	13,469,485	3,197,352
Prepayments	47,525,380	37,481,868	8,897,350
	118,118,880	101,142,810	24,009,022
Total trade and other receivables	134,153,017	155,103,358	36,818,040

Movement in provision for allowance for expected credit losses on trade receivables is as follows:

At beginning of the year	2,518,122	2,097,071	469,101
Additions	2,458,381	3,377,614	801,769
Write off/Reversal	(2,891,410)	-	-
Currency realignment	11,978	(266,254)	(34,506)
At end of the year	2,097,071	5,208,431	1,236,364

Movement in provision for allowance for expected credit losses on other receivables is as follows:

At beginning of the year	-	1,637,988	366,408
Additions	1,651,127	-	-
Reversal		(625,137)	(148,393)
Currency realignment	(13,139)	9,428	24,651
At end of the year	1,637,988	1,022,279	242,666

The average credit period for services rendered is 30 days (2024: 30days). No interest is charged on the outstanding balances.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	December 31, 2024	June 30, 2025
	RM	RM	US$
Not past due	10,264	15,000	3,561
Past due	18,120,944	59,153,979	14,041,821
Less: Allowance for expected credit losses	(2,097,071)	(5,208,431)	(1,236,364)
	16,034,137	53,960,548	12,809,018

A majority of the Company’s trade receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of receivables that are past due the average credit period:

	December 31, 2024	June 30, 2025
	RM	RM	US$
< 30 days	3,687,161	16,086,028	3,818,460
31 days to 60 days	454,020	1,316,304	312,461
61 days to 210 days	6,244,299	20,131,630	4,778,795
211 days to 240 days	3,540,879	37,914	9,000
241 days to < 1 year	4,194,585	21,582,103	5,123,105
Total	18,120,944	59,153,979	14,041,821

(ii)	These amounts are stated before any deduction for provision for allowance for ECL and are not secured by any collateral or credit enhancements.

In determining the recoverability of trade and other receivables, the Company considers any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Company’s trade and other receivables balances which are past due and partially impaired.

The allowance for ECL has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Company’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Allowance for ECL on trade and other receivables has been measured at an amount equal to lifetime ECL. The ECL on trade and loan receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate.

As of June 30, 2025, the provision matrix applies the following ECL rates to trade receivables, based on the age of the receivables ranged from 1.98% to 11.70% (2024: 3.71% - 13.03%). For other receivables, the Company applies the ECL rate ranged from 3.00% to 15.00% (2024: 3.00% to 15.00%).

In addition to the general provision matrix, the Company assesses certain specific trade and other receivables individually. This individual assessment is based on direct contact with the debtor, historical payment behavior, and other relevant factors to determine whether there are specific recoverability issues.

The Company assesses ECL on an annual basis to ensure that the ECL allowance remains appropriate and reflective of current credit risk conditions. There have been no changes in estimation techniques or significant assumptions used in calculating ECL during the current reporting period. A receivable is written off when there is objective evidence that the debtor is experiencing significant financial hardship and there is no reasonable expectation of recovery. Indicators of such conditions include the debtor entering liquidation or significant deterioration in creditworthiness with no expected future cash flows.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The following table details the provision for ECL based on the Company’s provision matrix, based on past due status is not further distinguished between the Company’s different customer base:

	Trade receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 – 240 days	Over 241 days	Total
	RM	RM	RM	RM	RM	RM	RM
Lifetime ECL – December 31, 2024	-	135,192	54,898	953,938	670,538	282,505	2,097,071
Lifetime ECL – June 30, 2025	-	298,136	26,737	1,253,628	2,471	3,627,459	5,208,431

As of June 30, 2025, prepayment mainly consists of:

1.	Advance payment for IT and AI related consultancy services to a third-party vendor for a total cost of US$ 5.64 million (2024: US$7.0 million).

2.	The development of Vendor and Customer relationship management system (“VCRM”) by a third-party company. This VCRM will streamline vendor onboarding, customer engagement, relationship tracking, performance reporting, and communication while ensuring high usability, data accuracy, and system scalability. The system is estimated to be completed within 2 years. The total contract value sum is US$ 1.2 million (2024: US$ 1.7million), which is settle via issuance of the Company’s ordinary shares.

3.	The development of Cloud Management Platform Development (“CMP”) was outsourced to a third-party company at a total cost of US$ 1.3 million (2024: US$ 1.8 million), which is settle via issuance of the Company’s ordinary shares. The CMP will enable centralized monitoring, providing, billing and management of multi-cloud environments with robust user control, automation, and analytics capabilities. The system is estimated to be completed within 2 years.

4.	Legal service from a third-party US legal entity for total cost of US$ 938 thousand (2024: US$ 1.4 million).

Other receivables primarily consist of third parties who purchased shares from the Company that were acquired through its IPO projects.

Included in the deposits is a share pledge issued to sundry payables in relation to the advance provided to the Company, as disclosed in Note 18 of share capital.

11	LOAN RECEIVABLES

	December 31, 2024	June 30, 2025
	RM	RM	US$

Personal loans	153,912	54,187,113	12,862,799
Term loans	93,551,807	109,329,077	25,952,258
Term loans to related parties	-	13,452,201	3,193,248
	93,705,719	176,968,391	42,008,305
Less: Unearned interest	(17,887,877)	(27,632,405)	(6,559,309)
	75,817,842	149,335,986	35,448,996
Less: Provision for allowance for expected credit losses on loan receivables	(510,281)	(749,437)	(177,899)
	75,307,561	148,586,549	35,271,097
Movement in provision for allowance for expected credit losses on loan receivables as follows:

At beginning of the year	272,225	510,281	114,147
Additions	238,056	239,156	56,770
Reversal	-	-	-
Currency realignment	-	-	6,982
At end of the year	510,281	749,437	177,899

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	December 31, 2024	June 30, 2025
	RM	RM	US$

Current asset	45,971,489	76,493,916	18,157,931
Non-current asset	29,336,072	72,092,633	17,113,166
	75,307,561	148,586,549	35,271,097

Loans receivables bears interest ranged from 5% to 18% (2024; 5% to 18%) per annum and is due within the next one to ten years.

The average credit period for services rendered is 30 (2024: 30) days. No interest is charged on the outstanding balances.

	December 31, 2024	June 30, 2025
	RM	RM	US$
Not past due	73,517,552	149,152,169	35,405,363
Past due	2,300,290	183,817	43,634
	75,817,842	149,335,986	35,448,997
Less: Allowance for expected credit losses on loan receivables	(510,281)	(749,437)	(177,899)
	75,307,561	148,586,549	35,271,097

A majority of the Company’s loan receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of loan receivables that are past due the average credit period:

	December 31, 2024	June 30, 2025
	RM	RM	US$
< 30 days	208,557	31,180	7,401
31 days to 60 days	974,151	31,180	7,401
61 days to 210 days	990,446	70,894	16,829
211 days to 240 days	127,136	50,563	12,003
241 days to < 1 year	-	-	-
Total	2,300,290	183,817	43,634

(ii)	These amounts are stated before any deduction for allowance for ECL and are not secured by any collateral or credit enhancements.

In determining the recoverability of loan receivables, the Company considers any changes in the credit quality of the loan receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Company’s loan receivables balances which are past due and partially impaired.

The allowance for ECL in loan receivables has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Company’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Allowance for ECL on loan receivables has been measured at an amount equal to lifetime ECL. The ECL on loan receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate.

The Company has recognized 2.71% (December 2024: 2.71%) ECL against past due loan receivables and 0.5% (December 2024: 0.5%) ECL against not past due receivables. For specific and individual loan receivables, the Company has access them individually to decide whether the loan receivables have recoverable issues based on the closely contact and past experience to justify it.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Company assesses ECL on an annual basis to ensure that the ECL allowance remains appropriate and reflective of current credit risk conditions. There have been no changes in estimation techniques or significant assumptions used in calculating ECL during the current reporting period. A loan receivable is written off when there is objective evidence that the debtor is experiencing significant financial hardship and there is no reasonable expectation of recovery. Indicators of such conditions include the debtor entering liquidation or significant deterioration in creditworthiness with no expected future cash flows.

The following table details the provision for ECL based on the Company’s provision matrix, based on past due status is not further distinguished between the Company’s different customer base:

	Loan receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 – 240 days	Over 241 days	Total
	RM	RM	RM	RM	RM	RM	RM
Lifetime ECL – December 31, 2024	460,365	4,526	21,139	21,492	2,759	-	510,281
Lifetime ECL – June 30, 2025	745,760	624	624	1,418	-	1,011	749,437

12	CASH AND BANK BALANCES

	As of December 31, 2024	As of June 30, 2025
	RM	RM	US$
Cash and bank balances	35,214,258	9,611,071	2,281,452
Fixed deposit	1,000,000	-	-
Cash at share trading accounts	-	31,789	7,546
Total	36,214,258	9,642,860	2,288,998

Cash at share trading accounts are readily convertible to a known amount of cash which are subject to an insignificant risk of changes in value.

As at December 31, 2024, the Company held fixed deposits bearing interest at 3.2% per annum with a maturity period of 30 days. During the financial year ended June 30, 2025, the Company withdraw the funds from these fixed deposits.

13	TRADE AND OTHER PAYABLES

	December 31, 2024	June 30, 2025
	RM	RM	US$
Trade payables	11,237,702	25,299,095	6,005,435
Accruals	7,389,605	3,253,751	772,367
Sundry payables	1,110,105	10,774,503	2,557,624
Total	19,737,412	39,327,349	9,335,426

Trade payables as of June 30, 2025 mainly consist of amount owing to Treasure Global Inc. (“TGL”) as part of the partnership agreement signed on August 1, 2024 between the Company and TGL, in which TGL shall periodically provide funds and its customer database access to the Company to support its credit service activities in exchange of long-term profit sharing. Other than this, trade payables consist of the consultant fees in relation to legal counsel, auditors and investment banking firms in which we engaged for our clients.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Accruals consist mainly of staff salaries and consultant fees for which services have been performed but not been billed.

Sundry payables as of June 30, 2025, mainly consist of a US$1 million of deposit received from Sagtec Global Limited in relation to a service agreement that was subsequently terminated. The amount has been settled after June 30, 2025.

14	LEASE LIABILITIES

The Company has lease contracts for office premises and motor vehicles. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases with lease terms of 12 months or less. The Company applies the ’short-term lease’ recognition exemptions for these leases.

Carrying amount of lease liabilities is as follows:

	December 31, 2024	June 30, 2025
	RM	RM	US$
At beginning of year/period	1,255,340	536,380	119,984
Additions	-	2,446,312	580,699
Disposal of controlling interest in subsidiaries		(175,199)	(41,588)
Finance cost	30,413	49,958	11,859
Payment	(749,373)	(685,928)	(162,824)
Currency realignment	-	-	7,341
At of end of year / period	536,380	2,171,523	515,471

Future lease payment payable:
- Not later than one year	368,501	650,739	154,471
- More than one year to five years	167,879	1,520,784	361,000
Total future minimum lease payments	536,380	2,171,523	515,471

	June 30, 2024	June 30, 2025
	RM	RM	US$
Depreciation of right-of-use asset	332,249	649,091	154,080
Interest expense on lease liabilities	24,327	49,958	11,859
Lease expenses not capitalised in lease liabilities:
- Expense relating to short-term lease	269,160	200,895	47,688
Total amount recognised in profit or loss	625,736	899,944	213,627

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

15	BANK AND OTHER BORROWINGS

	December 31, 2024	June 30, 2025
	RM	RM	US$
Bank borrowings
- Current	117,300	-	-
- Non-current	98,059	-	-
Total bank borrowings	215,359	-	-

Other borrowings – current	600,000	600,000	142,426

Total borrowings	815,359	600,000	142,426

The Company borrowings is presented as:
Current	717,300	600,000	142,426
Non-current	98,059	-	-
Total borrowings	815,359	600,000	142,426

Notes:

(A)	Bank borrowings:

This is made up of the following loans:

Loan 1 :

A principal amount of RM 150,000 from a financial institution, which charged an interest rate at 5.00% per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 3,318. The maturity date is June 2023.

As of the end of the reporting period, the loan has been fully settled.

Loan 2 :	A principal amount of RM 200,000 from a financial institution, which charged an interest rate at 3.50% per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 3,639. The maturity date is June 2026.

Loan 3 :	A principal amount of RM 300,000 from a financial institution, which charged a fixed interest rate at 3.50% per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 6,136. The maturity date is October 2026.

On April 23, 2025, all bank borrowings have been derecognised due to disposal of Imej Jiwa Communication Sdn Bhd.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(A)	Other borrowings

This relates to redeemable preference shares issued by a subsidiary. The redeemable preference shares are liability in nature as the subsidiary has to redeem the shares at a particular date by paying agreed amount to the holder of the shares. Non-discretionary dividends paid on redeemable preference shares is recorded as expenses in income statement as any return paid towards liabilities is treated as an interest expense in the income statement.

The redeemable preference shares have a face value of RM 600,000 representing 600,000 shares at RM 1.00 each. It is redeemable at a fair value of RM 600,000.

16	WARRANT LIABILITIES

As of June 30, 2025, the Company had issued three types of warrants that are classified as financial liabilities in accordance with IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Presentation.

Management assessed the classification of these instruments in accordance with the provisions of IAS 32 – Financial Instruments: Presentation. Under IAS 32, a contract that may result in the issuance of a variable number of shares does not meet the definition of an equity instrument and must instead be classified as a derivative financial liability, measured at fair value through profit or loss.

As the warrants contain contingent settlement provisions that could result in variability in the settlement amount depending on the occurrence of uncertain future events, they do not qualify for equity classification. Accordingly, these warrants have been recognized as derivative financial liabilities, with changes in fair value recognized in the consolidated statement of comprehensive income at each reporting date.

Type of Warrants	Issued	Exercise	Remaining
December 31, 2024 and June 30, 2025
Series A	2,200,000	1,246,992	953,008
Series B	2,200,000	1,271,992	928,008
Existing Listing	250,000	229,453	20,547

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Movement of the fair value of the warrant liabilities during the year is as follows:

	December 31, 2024	June 30, 2025
	RM	RM	US$

At beginning of the year	1,964,335	148,887	33,305
Exercised	(1,913,443)	-	-
Fair value change	151,891	-	-
Currency realignment	(53,896)	(8,583)	-
At end of the year	148,887	140,304	33,305

17	CONTRACT LIABILITIES

	December 31, 2024	June 30, 2025
	RM	RM	US$

At beginning of the year	-	-	-
Additions	-	48,168,158	11,434,035
Revenue recognised	-	-	-
At end of the year	-	48,168,158	11,434,035

Contract liabilities represent advance payments received from a customer in respect of a service agreement related to the AI Streaming Platform Technology, with a total contract value of approximately US$16 million.

18	SHARE CAPITAL

	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025
	Number of ordinary shares	Number of ordinary shares	RM	RM	US$
Paid up capital:
At January 1	1,293	24,972	44,009,131	341,516,993	81,068,434
Issuance of shares (1)	75	-	11,184,232	-	-
Issuance of shares (2)	86	-	21,054,616	-	-
Issuance of shares (3)	272	-	22,764,893	-	-
Issuance of shares (4)	107	-	6,461,095	-	-
Issuance of shares (5)	133	-	18,692,919	-	-
Issuance of shares (6)	381	-	12,356,011	-	-
Issuance of shares (7)	58	-	12,968,353	-	-
Issuance of shares (8)	13,104	-	81,967,497	-	-
Issuance of shares (9)	309	-	3,402,472	-	-
Issuance of shares (10)	3,398	-	60,378,929	-	-
Issuance of shares (11)	80	-	1,330,718	-	-
Issuance of shares (12)	5,391	-	37,825,576	-	-
Issuance of shares (13)	285	-	7,120,551	-	-
Issuance of shares (14)	-	28,818	-	16,220,625	3,850,411
Issuance of shares (15)	-	31,260	-	81,891,132	19,439,109
Issuance of shares (16)	-	21,618	-	23,343,046	5,541,113
Issuance of shares (17)	-	50,743	-	12,664,500	3,006,267
Issuance of shares (18)	-	396,826	-	126,879,022	30,118,219
Issuance of shares (19)	-	146,326	-	22,364,005	5,308,711
Issuance of shares (20)	-	94	-	242,045	57,456
Issuance of shares (21)	-	66	-	450,449	106,926
Issuance of shares (22)	-	8,038	-	20,752,023	4,926,062
At of end of year / period	24,972	708,761	341,516,993	646,323,840	153,422,708

(1)	In January 2024, 75 (2,200,000 prior to 3 rounds of reverse share splits) ordinary shares were issued as part of our following offering at US$36,750 (US$ 1.25 per ordinary share prior to 3 rounds of reverse share splits), before deduction the discounts and expenses.

(2)	During February 2024 to April 2024, 86 (2,518,984 prior to 3 rounds of reverse share splits) ordinary shares were issued, in aggregate, to pursuant to the exercise of warrants.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(3)	In May 2024, 272 (8,000,000 prior to 3 rounds of reverse share splits) were issued to several third-party companies as prepayment for the development of proprietary softwares. The software under development - Vendor and Customer Relationship Management (“VCRM”) system and Cloud Management Platform (“CMP”).

(4)	In August 2024, 107 (3,138,113 prior to 3 rounds of reverse share splits) ordinary shares were issued for At-The-Market offering at the price ranged from US$7,350 to US$23,820 (US$ 0.25 to US$ 0.81 prior to 3 rounds of reverse share splits), before deduction the discounts and expenses.

(5)	On July 2 and July 12, 2024, 15 and 118 (434,783 and 3,465,820 prior to 3 rounds of reverse share splits, respectively) ordinary shares, were issued Boustead Securities LLC and Cogia GmbH as consideration for the acquisition of Socializer Messenger, an intellectual property that provides a highly secure messaging platform.

(6)	In March 2024, 381 (11,191,047 prior to 3 rounds of reverse share splits) ordinary shares were issued to Sichenzia Ross Ference Carmel LLP as consideration for services rendered to the Company.

(7)	In April 2024, 58 (1,697,447 prior to 3 rounds of reverse share splits) ordinary shares were issued to Exchange Listing, LLC at US$50,880 (US$ 1.73 per share prior to 3 rounds of reverse share splits) as a true up shares.

(8)	During August 8, 2024, until December 26, 2024, 1,897 (55,775,747 prior to 3 rounds of reverse share splits) and 11,207 (6,724,360 prior to both reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to pursue the purchase and sale of securities agreement signed with Alumni Capital LP in August 1, 2024

(9)	On September 24, 2024, US$ 1,000,000 convertible bridging notes had been converted to 309 (9,099,181 prior to 3 rounds of reverse share splits) ordinary shares at US$3,240 (US$ 0.11 per share prior to 3 rounds of reverse share splits).

(10)	In 2024, 1,763 (51,839,411 prior to 3 rounds of reverse share splits) and 1,635 (981,194 prior to both reverse share split) ordinary shares were issued to Codetext Limited as prepayment for services rendered to the Company.

(11)	On December 11, 2024, the Company issued 80 (48,316 prior to both reverse share split) ordinary shares to 3 independent directors as gratuity payment for their past services upon their resignation.

(12)	From July 16, 2024 until December 5, 2024, 456 (13,408,550 prior to 3 rounds of reverse share splits) and 4,935 (2,961,189 prior to both reverse share split) ordinary shares were issued to various investors between US$14,700 to US$55,290 (US$ 0.50 to US$ 1.88 per share prior to 3 rounds of reverse share splits).

(13)	From January 1, 2024 until December 13, 2024, 48 (1,398,625 prior to 3 rounds of reverse share splits) and 237 (142,224 prior to both reverse share split) ordinary shares were issued to executive director and independence director pursuant to their employment agreements.

(14)	From January 7, 2025, until June 1, 2025, 4,249 (2,549,431 prior to both reverse share splits) and 24,569 (737,061 prior to 1 to 30 reverse share split) ordinary shares were issued to some management staff, executive director and independence director pursuant to their employment agreements.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(15)	From January 8, 2025, until April 4, 2025, 24,783 (14,869,873 prior to both reverse share splits) and 6,477 (194,315 prior to 1 to 30 reverse share split) ordinary shares were issued to various investors between US$392 to US$1,200 (US$ 0.65 to US$ 6.32 per share prior to both reverse share splits).

	(16)	During January 15, 2025, until April 3, 2025, 11,618 (6,970,607 prior to both reverse share splits) and 10,000 (300,000 prior to 1 to 30 reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to pursue the purchase and sale of securities agreement signed with Alumni Capital LP in August 1, 2024

	(17)	On June 12, 2025, 50,743 (1,522,288 prior to 1 to 30 reverse share split) ordinary shares were issued to various investor as share pledge to pursuant the friendly loan agreement.

	(18)	On June 26, 2025, 396,826 (11,904,764 prior to 1 to 30 reverse share split) ordinary shares were issued to various investors in exchange of the 20% ownership in Quantgold Data Group Limited.

	(19)	From January 15, 2025, until June 30, 2025, 16,947 (10,168,212 prior to both reverse share splits) and 129,378 (3,881,351 prior to 1 to 30 reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to the exercise of warrants.

	(20)	On January 7, 2025, 94 (56,180 prior to both reverse share splits) ordinary shares were issued to a third party, pursuant to the legal consultancy services agreement.

	(21)	On January 9, 2025, 66 (39,370 prior to both reverse share splits) ordinary shares were issued to W capital Markets Pte. Ltd. to pursue the engagement letter to act as Arranger dated December 3, 2024.

	(22)	From January 2, 2025, until January 7, 2025, 8,038 (4,822,810 prior to both reverse share splits) ordinary shares were issues to CEO Dato Hoo Voon Him, in aggregate, to pursuant the securities purchase agreement.

19	CAPITAL RESERVE

This is in relation to merger reserves.

The merger reserve represents effects of changes in ownership interests in subsidiaries when there is no change in control. Under merger accounting, the assets, liabilities, revenue, expenses and cash flows of all the entities within the Company are combined after making such adjustments as are necessary to achieve consistency of accounting policies. This manner of presentation reflects the economic substance of combining companies, which were under common control throughout the relevant period, as a single economic enterprise.

20	FAIR VALUE RESERVE

Fair value reserve represents the cumulative fair value changes, net of tax, of financial assets measured at fair value of other comprehensive income until it is disposed of and is distributable.

21	TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currency is different from that of the Company’s presentation currency and is non-distributable.

22	REVENUE

	Six months ended June 30, 2024	Six months ended June 30, 2025
	RM	RM	US$
Business strategy consultancy	52,647,479	34,064,797	8,086,215
Technology development, solutions and consultancy	8,250,188	39,357,954	9,342,691
Interest income	3,193,950	5,359,512	1,272,227
Others	659,975	181,708	43,133
Total	64,751,592	78,963,971	18,744,266

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	Six months ended June 30, 2024	Six months ended June 30, 2025
	RM	RM	US$
Point in time	52,647,479	55,136,371	13,088,131
Over time	12,104,113	23,827,600	5,656,135
Total	64,751,592	78,963,971	18,744,266

*	Other revenue consist primarily of loan processing fees and management fees

23	OTHER INCOME

	Six months ended June 30, 2024	Six months ended June 30, 2025
	RM	RM	US$
Interest income	3,771	19,435	4,613
Foreign exchange gain	352,100	768,785	182,492
Reimbursement income for expenses incurred	44,377	-	-
Reversal of impairment allowance on other receivables	64,384	625,137	148,393
Rental income	-	295,000	70,026
Others	26,769	6,015	1,429
Total	491,401	1,714,372	406,953

24	COST OF SERVICES

	Six months ended June 30, 2024	Six months ended June 30, 2025
	RM	RM	US$
Consultant fee	3,465,205	1,060,007	251,622
IT expenses	42,003	13,865,348	3,291,321
Training costs	47,635	-	-
Others	426,720	506,004	120,114
Total	3,981,563	15,431,359	3,663,057

The “consultant fee” refers to the Company’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US capital markets consultant, which such consultant fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process.

The IT expenses refer to the costs incurred for the technology-related resources and services. These include hardware, cloud services, subcontractor cost, IT consultancy service from outside expert and others.

25	EMPLOYEES BENEFIT EXPENSES

	Six months ended June 30, 2024	Six months ended June 30, 2025
	RM	RM	US$
Wages and salaries	7,064,194	8,859,937	2,103,149
Defined contribution plans	593,912	468,993	111,328
Share-based compensation awards	-	1,644,554	390,380
Directors’ fees	10,672,584	14,748,787	3,501,030
Other short-term benefits	47,320	37,242	8,841
Total	18,378,010	25,759,513	6,114,728

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

26	FINANCE COST

	Six months ended June 30, 2024	Six months ended June 30, 2025
	RM	RM	US$
Interest expenses on:
Bank borrowings	4,446	-	-
Operating lease obligation	24,327	49,958	11,859
Bank charges for investment securities	13	54	13
Total	28,786	50,012	11,872

27	OTHER OPERATING EXPENSES

	Six months ended June 30, 2024	Six months ended June 30, 2025
	RM	RM	US$
Regulatory compliance and statutory cost	77,577	-	-
Regulatory consultancy fee	776,000	-	-
Cost incurred to obtain licence	19,597	13,527	3,211
Bad debt written off	889	-	-
Bank charges	54,394	70,435	16,720
Share option expenses	-	1,690,755	401,347
Entertainment	413,987	1,179,795	280,057
Event fees	539,691	607,297	144,159
Foreign exchange loss	1,852,970	-	-
Marketing expenses	4,162,840	1,262,894	299,783
Software and website usage fee	29,165	58,216	13,819
Staff welfare	1,065,069	714,678	169,648
Office expenses	1,406,833	579,241	137,498
Referral fees	30,000	1,715,647	407,256
Recruitment fees	78,935	180,208	42,777
Travelling expenses	1,164,755	1,368,419	324,832
Upkeep of office equipment	257,695	180,535	42,855
Loss on disposal of subsidiary	4,794	138,570	32,893
Total	11,935,191	9,760,217	2,316,855

*	This is related to disposal of one of the subsidiaries Imej Jiwa Communication Sdn. Bhd. on April 23, 2025.

28	INCOME TAX EXPENSE

	Six months ended June 30, 2024	Six months ended June 30, 2025
	RM	RM	US$
Current income tax expense	826,402	-	-
Overprovision for prior years	-	-	-
Income tax expense	826,402	-	-

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

29	OPERATING LEASE

	June 30, 2024	June 30, 2025
	RM	RM	US$
Short-term leases	269,160	200,895	47,688

30	OPERATING SEGMENTS

Segment revenues and results

	Revenue			Net profit
	June 30, 2024	June 30, 2025		June 30, 2024	June 30, 2025
	RM	RM	US$	RM	RM	US$

Business strategy consultancy	52,647,479	34,064,797	8,086,215	22,909,476	12,138,055	2,881,301
Technology development, solutions and consultancy	8,250,188	39,357,954	9,342,691	3,760,825	1,383,495	328,411
Interest income	3,193,950	5,359,512	1,272,227	1,056,683	1,571,784	373,106
Others	659,975	181,708	43,133	(201,048)	69,101	16,403
Total	64,751,592	78,963,971	18,744,266	27,525,936	15,162,435	3,599,221
Other gains and losses				(1,260,822)	4,527,102	1,074,631
Interest income				3,771	5,438	1,291
Finance cost				(28,786)	(50,012)	(11,872)
Profit before income tax				26,240,099	19,644,963	4,663,271
Income tax expense				(826,402)	-	-
Profit for the year				25,413,697	19,644,963	4,663,271

Revenue reported above represents revenue generated from external customers, there were no inter-segment sales in June 30, 2024 and 2025.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 2. Segment profit represents the profit earned by each segment without allocation of central administration costs, finance income, finance cost and income tax expense. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Segment assets

	December 31, 2024	June 30, 2025
	RM	RM	US$
Business strategy consultancy	152,229,067	344,350,904	81,741,141
Technology development, solutions and consultancy	117,192,924	397,857,855	94,442,485
Interest income	12,474,902	54,177,713	12,860,568
Investments and others	127,411,770	1,836,831	436,022
	409,308,663	798,223,303	189,480,216
Unallocated assets	-	-	-
Consolidated total assets	409,308,663	798,223,303	189,480,216

No geographical segment information presented as Company’s operations are conducted predominantly in Malaysia.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

31	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

c)	Financial risk management policies and objectives

The management of the Company monitors and manages the financial risks relating to the operations of the Company to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk.

(i)	Market risk management

The Company activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Company’s exposure to market risk or the manner in which it manages and measures the risk.

(ii)	Foreign currency risk management

The Company also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in significant currency other than the Company’s functional currency is as follows:

	Assets		Liabilities
	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025
	RM	RM	RM	RM
United States Dollar	46,423,441	65,644,242	869,929	9,694,158

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currency against the functional currency (“RM”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	December 31, 2024	June 30, 2025
	RM	RM
United States Dollar	2,277,676	2,797,504

(iii)	Interest rate risk management

The Company is exposed to interest rate risk as the Company has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes 15 to the financial statements. The Company currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period.  In 2024, a 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, no material impact to the Company’s profit or loss.

(iv)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. At the end of each reporting period, the Company’s maximum exposure to credit risk which will cause a financial loss to the Company due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the statements of financial position.

In order to minimise credit risk, the Company has delegated its finance team to develop and maintain the Company’s credit risk grading to categorise exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Company’s own historical repayment records to rate its major customers and debtors. The Company’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL- not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade and loan receivables, the Company has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Company determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

As at the end of the reporting period, the allowance for ECL is disclosed in Note 10 and 11 to the financial statements.

(v)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyse our cash and cash equivalents and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and related parties.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from end of the reporting period. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Company maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities.

(vi)	Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

32	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amount			Fair value
	December 31, 2024	June 30, 2025		December 31, 2024	June 30, 2025
	RM	RM	US$	RM	RM	US$
Assets
Financial assets at fair value through other comprehensive income	127,618,662	427,165,899	101,399,553	127,618,662	427,165,899	101,399,553

Liabilities
Warrant liabilities	148,887	140,304	33,305	148,887	140,304	33,305

Management has assessed that the fair value of financial assets measured at fair value through other comprehensive income approximate to their carrying amounts largely due to the independent valuation performed and valuation technique that take into account key inputs such as P/E multiples, long-term growth rate and discount rate etc.

At each reporting date, management analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation.

The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments.

Management believes that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statements of financial position, and the related changes in fair values, which are recorded in profit or loss and other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting periods.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RM	RM	RM	RM
As at December 31, 2024
Financial assets at fair value through other comprehensive income	4,036,772		123,581,890	127,618,662
Warrant liabilities	-	148,887	-	148,887

As at June 30, 2025
Financial assets at fair value through other comprehensive income	8,174,760	-	418,991,139	427,165,899
Warrant liabilities	-	140,304	-	140,304

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The movements in fair value measurements within Level 1 during the years are as follow:

	December 31, 2024	June 30, 2025
	RM	RM	US$
Financial assets, at fair value through other comprehensive income
At January 1	36	4,036,772	903,000
Transfer from Level 3	-	7,546,035	1,791,259
Addition	4,036,771	8,918,026	2,116,938
Disposal	(35)	(9,680,659)	(2,297,970)
Fair value changes recognized in other comprehensive income	-	(624,937)	(148,346)
Loss on disposal	-	(1,420,098)	(337,099)
Currency realignment	-	(600,379)	(87,278)
At December 31	4,036,772	8,174,760	1,940,504

During the year, Sagtec Global Limited was successfully listed on Nasdaq, resulting in the fair value measurement moving from Level 3 to Level 1.

There were no transfers between Level 1 and Level 2, nor between Level 2 and Level 3, during the financial years ended December 31, 2024 and June 30, 2025.

The movements in fair value measurements within Level 3 during the years are as follow:

	December 31, 2024	June 30, 2025
	RM	RM	US$
Financial assets, at fair value through other comprehensive income
At January 1	38,368,793	123,581,890	27,644,482
Addition	208,299,477	302,778,984	71,872,904
Disposal	(77,345,224)	-	-
Transfer to Level 1	(4,036,771)	(7,546,035)	(1,791,259)
Fair value changes recognized in other comprehensive income	(40,274,575)	-	-
Currency realignment	(1,429,810)	176,300	1,732,922
At December 31	123,581,890	418,991,139	99,459,049

	December 31, 2024	June 30, 2025
	RM	RM	US$
Warrant liabilities
At January 1	1,964,335	148,887	33,305
Addition	17,506,418	-	-
Disposal	(19,270,975)	-	-
Currency realignment	(50,891)	(8,583)	-
At December 31	148,887	140,304	33,305

33	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	Addition	Disposal	Payment	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM	RM	RM
As of June 30, 2025
Bank borrowings	215,359	-	(176,259)	(39,100)	-	-	-
Lease liabilities	536,380	2,446,312	(175,199)	(635,970)	49,958	(49,958)	2,171,523
Other borrowings	600,000	-	-	-	-	-	600,000
	1,351,739	2,446,312	(351,458)	675,070	49,958	(49,958)	2,771,523

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	At beginning of year	Principal	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM
As of December 31, 2024
Bank borrowings	322,599	(107,240)	10,060	(10,060)	215,359
Lease liabilities	1,255,340	(718,960)	32,413	(32,413)	536,380
Other borrowings	600,000	-	-	-	600,000
	2,177,939	(826,200)	42,473	(42,473)	1,351,739

34	COMPARATIVE FIGURES

Interim unaudited condensed consolidated statements of cash flows

		As previously reported		Reclassified
	Note	Six months ended June 30, 2024		Six months ended June 30, 2024
		RM	US$	RM	US$
Operating activities
Adjustments for:
Non-cash revenue		-	-	(26,888,040)	(5,700,000)
Professional fee		-	-	1,419,630	300,948
Director fee paid in shares		-	-	5,969,039	1,265,377
Share option expenses		5,969,038	1,265,377	-	-
Operating cash flow before movement in working capital		32,954,486	6,986,026	7,486,063	1,586,974
Trade and other receivables		(27,164,496)	(5,758,606)	-	-
Trade receivables		-	-	(22,445,321)	(4,758,187)
Other receivables		-	-	(5,908,844)	(1,252,617)
Deposits and prepayment		-	-	1,189,669	252,198
Net cash generated from/(used in) operating activities		(19,508,769)	(4,135,668)	(44,977,192)	(9,534,720)

Investing activities
Acquisition of financial assets measured at fair value through other comprehensive income		(26,888,040)	(5,700,000)	-	-
Net cash used in investing activities		(21,757,285)	(4,612,331)	5,130,755	1,087,669

Financing activities
Proceeds from issuance of share capital		30,527,043	6,471,433	29,107,413	6,170,485
Net cash flow generated from financing activities		40,336,915	8,551,030	38,917,298	8,250,082

35	SUBSEQUENT EVENTS

The Company evaluated all events and transactions from June 30, 2025, up through October 6, 2025, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, other than the events disclosed above, there are not any material subsequent events that require in the consolidated financial statements.

●	On September 17, 2025, the Company terminated and rescinded the acquisition of 20% equity stake in QuantGold Data Group Limited.

●	From July 9, 2025, until August 7, 2025, 287,709 (8,631,283 prior to 1 to 30 reverse share splits) ordinary shares were issued to Alumni Capital LP, in aggregate, to the exercise of warrants.

●	On July 16, 2025, 40,333 (1,210,000 prior to 1 to 30 reverse share splits) ordinary shares were issued to Alumni Capital LP, in aggregate, to pursue the purchase and sale of securities agreement signed with Alumni Capital LP in August 1, 2024

●	On August 13, 2025, the Company entered into a Securities Purchase Agreement with Alumni Capital LP (“Alumni”), a Delaware limited partnership, (“Securities Purchase Agreement”), pursuant to which Alumni could purchase convertible notes (“Convertible Notes”) from the Company, in multiple tranches, having an aggregate principal amount of up to $61,200,000.

●	From August 18, 2025 until September 12, 2025, 209,986 (6,299,577 prior to 1 to 30 reverse share splits) ordinary shares were issued to Alumni Capital LP, in aggregate, pursuant to securities purchase agreement in which Alumni could purchase convertible notes (“Convertible Notes”).

●	On October 1, 2025, 65,451 ordinary shares were issued to Hoo Voon Him, executive director pursuant to his subscription agreement.